14048025

"PUBLIC"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FEB 28 2014

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66690

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Reserve Partners LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Public Square, Suite 3750
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Goodill, William E. 216.574.2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G, Inc.
(Name – *if individual, state last, first, middle name*)

301 Springside Drive	Akron	Ohio	44333
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

"PUBLIC"

OATH OR AFFIRMATION

I, William E. Goodill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Reserve Partners LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CAO/CFO

Title

Notary Public

CHARLOTTE WINCHESTER
Notary Public, State of Ohio
My Commission Expires June 28, 2015
Recorded in Cuyahoga County

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

TABLE OF CONTENTS

SS&G
Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Akron Office
301 Springside Drive
Akron, OH 44333
330-668-9696
fax: 330-668-2538
www.SSandG.com

To the Members of
Western Reserve Partners LLC

Report on the Financial Statement
We have audited the accompanying consolidated statement of financial condition of Western Reserve Partners LLC and Subsidiary as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Western Reserve Partners, LLC and Subsidiary as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the consolidated statement of financial condition as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the consolidated statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated statement of financial condition. The information contained in the Supplementary Information has been subjected to the auditing procedures applied in the audit of the consolidated statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated statement of financial condition or to the consolidated statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the Supplementary Information is fairly stated in all material respects in relation to the consolidated statement of financial condition as a whole.

SS&G Inc.

February 24, 2014

SS&G

www.SSandG.com

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2013
ASSETS		
Cash	$	1,238,437
Accounts receivable		126,449
Prepaid expenses		101,706
Investments		791,925
Property and equipment at cost, less accumulated depreciation of $345,556		138,055
Intangible assets, net		44,899
Interest receivable - related parties		55,558
Short term receivables - related parties		20,000
Other assets		15,290
TOTAL ASSETS	$	2,532,319
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable	$	3,688
Accrued expenses		150,857
Accrued payroll		489,630
Deferred retainer fees		17,500
Deferred rent		69,859
TOTAL LIABILITIES		731,534
MEMBERS' EQUITY		
Controlling interests		1,852,506
Noncontrolling interests		(51,721)
TOTAL MEMBERS' EQUITY		1,800,785
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,532,319

See accompanying notes to consolidated statement of financial condition.

NOTE A – Organization and nature of business

The accompanying financial statement presents the consolidated financial position of Western Reserve Partners LLC (WRP) and its 72.5% owned subsidiary, Western Reserve Valuation Services LLC (WRVS) (collectively, the Company unless otherwise stated). All significant intra-entity transactions and balances have been eliminated.

WRP, located in Cleveland, OH and Dallas, TX, provides customized investment banking solutions for middle market companies. WRP is a limited liability company organized under the laws of Ohio and was incorporated on June 14, 2004. WRP is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

WRVS, located in Columbus, OH, provides valuation services and financial opinions related to corporate finance transactions, corporate tax planning and compliance, succession planning and wealth preservation, employee stock ownership plans, financial reporting and portfolio/fund valuations. It is a limited liability company organized under the laws of Ohio and began operations in February 2012.

WRP Management, Inc. (WRP Mgmt), a related party through common ownership of the majority member, is the Manager of WRP. WRP Mgmt provides management services to WRP for which it earns a fee as defined in its agreements. WRVS Management LLC (WRVS Mgmt), a related party solely-owned by WRP Mgmt, is the Manager of WRVS. WRVS Mgmt provides management services to WRVS for which it earns a fee as defined in its agreements.

NOTE B – Summary of significant accounting policies

Basis of accounting
The consolidated financial statement of the Company has been prepared on the accrual basis of accounting.

Concentration of credit risk
The Company maintains its cash balances in one financial institution located in Cleveland, Ohio. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company's two largest customers accounted for approximately 47% of net fees revenue for the year ended December 31, 2013. The Company also had receivables from two customers at December 31, 2013 that comprised 64% of the accounts receivable balance. The Company performs periodic credit evaluations of its customers' financial condition but generally does not require collateral. There have been no credit losses to date.

As of December 31, 2013, the Company had no other significant concentrations of credit risk.

NOTE B – Summary of significant accounting policies, continued

Accounts receivable and allowance for doubtful accounts

The Company reports receivables at net realizable value. The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in other expenses. At December 31, 2013, management determined that no allowance was necessary.

Investments

The Company's investments are accounted for under the cost method of accounting. Under this method, the Company's share of the earnings or losses of such investments is not included in the consolidated statement of financial condition or consolidated statement of income. However, impairment charges are recognized in the consolidated statement of income. If circumstances suggest that the value of the investment has subsequently recovered, such recovery is not recorded. At December 31, 2013, management determined that no impairment charges were necessary.

In general, the Company does not participate directly in investments which result from transactions it helps complete. Typically, new investment opportunities will be referred to Public Square Partners I LLC, a non-affiliated, co-investment fund also managed by the Principals of WRP. The Company owns Membership Units of the fund and is committed to making capital contributions, as requested, aggregating up to $1 million.

Property and equipment

Property and equipment consisted of the following at December 31, 2013:

Automobile	$ 43,369
Furniture and fixtures	121,105
Office equipment	308,603
Leasehold improvements	67,684
	540,761
Less accumulated depreciation	(402,706)
	$ 138,055

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 5 years for automobiles, 7 years for furniture and fixtures, 3 or 5 years for computer equipment, and 10 years for leasehold improvements.

NOTE B – Summary of significant accounting policies, continued

Intangible assets – net

Intangible assets are defined as identifiable, non-monetary assets without physical substance. During 2012 and 2013, the Company developed a custom CRM system and new website for WRVS. The development costs of both projects totaled $76,676 and are amortized on the straight-line method over a 3 year estimated useful life. The amount of amortization related to these intangible assets that the Company estimates will be recorded in each of the next two years is as follows:

2014	$ 25,559
2015	19,340
	$ 44,899

Receivables – related parties and allowance for loan losses

Receivables – related parties (loans) are stated at unpaid principal balances less the allowance for loan losses and net deferred loan fees, if any, and unearned discounts. Interest is recognized over the term of the loan and is calculated using the simple-interest method.

Management considers a loan impaired when based on current information or factors (such as payment history, value of collateral, and assessment of the customer's current creditworthiness), it is probable that the principal and interest payments will not be collected according to the loan agreement.

Loans are placed on nonaccrual status when management determines, after considering economic and business conditions and collection efforts, that the loans are impaired or collection of interest is doubtful. Uncollectible interest previously accrued is charged off, or an allowance is established by a charge to interest income. Interest income on nonaccrual loans is recognized only to the extent that cash payments are received.

The carrying amount of loans receivable is reduced by an allowance for loan losses which is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical data, specific impaired loans, economic conditions and other risks inherent in the loan portfolio. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. At December 31, 2013, management determined that no allowance for loan losses was necessary.

NOTE B – Summary of significant accounting policies, continued

Income taxes
The Company, with the consent of its members, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no liability for federal or state income taxes has been included in this statement of financial condition.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, *Income Taxes* (ASC 740). Using that guidance, tax positions initially need to be recognized in the statement of financial condition when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2013, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2010.

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Events occurring after reporting date
The Company has evaluated events and transactions that occurred between December 31, 2013 and February 24, 2014, which is the date that the statement of financial condition were available to be issued, for possible recognition or disclosure in the statement of financial condition.

NOTE C – Line of credit

The Company renewed its bank line of credit in 2013 with a borrowing limit of $1,000,000. There were no borrowings on the line as of December 31, 2013. Interest is charged on any outstanding balances monthly at 1 Month LIBOR (0.17% at December 31, 2013) plus 2.5%. The credit facility is secured by guarantees of the majority member of the Company, which is an LLC, and its members.

NOTE D – Membership interests

Effective January 1, 2009, the Principals of WRP Mgmt authorized the issuance and sale of 6.25 new Common units of WRP to WesRes Management LLC (WesRes) at the fair market value of $340,000. In lieu of cash, WesRes entered into a loan agreement with WRP for the payment of principal and interest. Since then, WesRes has made four (4) repayments to WRP in August 2009 ($20,000), in May 2010 ($10,000), in June 2012 ($10,000) and in February 2013 ($20,000). Effective January 1, 2013, the Principals authorized the issuance and sale of 3.86 additional Common Units of WRP to WesRes at the fair market value of $216,076. WesRes entered into a separate loan agreement with WRP under the same terms as the prior sale. On the consolidated statement of financial condition, the loan balance outstanding is offset against Member's Equity in accordance with Accounting Standards Codification 505, *Equity*. The total loan balance outstanding at December 31, 2013 was $496,076.

NOTE E – Investments

At December 31, 2013, investments consisted of the following:

Public Square Partners I LLC:	
Initial capital call	$ 150,000
2nd capital call	71,048
3rd capital call	185,875
4th capital call	80,620
5th capital call	67,500
6th capital call	14,600
7th capital call	62,000
8th capital call	118,000
9th capital call	23,000
10th capital call	23,000
11th capital call	91,240
Return of capital	(94,958)
	$ 791,925

In September 2008, the Company purchased four (4) Membership Units in a private placement offering of Public Square Partners I LLC (PSPI). At the Initial Closing, it invested $150,000 which represented 15% of the Company's total capital commitment to the co-investment fund. The second capital call for $71,048 took place on September 15, 2010 and the third capital call for $185,875 on December 22, 2010. In May 2011, PSPI returned $71,048 of the December 2010 capital call because one of the investments was withdrawn after the call was made. The returned capital is eligible to be called again at a later date. In 2012, the Company invested another $365,720 in PSPI over 6 separate capital calls (4th thru 9th). In 2013, the Company invested another $114,240 in PSPI with 2 capital calls (10th & 11th). The Company received two dividend payments from PSPI in 2012 related to the sale of its investment holdings. A portion of each payment was recognized as dividend income (return on investment).

NOTE E – Investments, continued

To date, the Company has invested approximately 82% of its total capital commitment. The fund's investment period will end on March 31, 2014 after which no new investments may be made. However, the Company may be required to make capital calls for follow-on investments and to pay fund expenses. The Company also received compensation from the fund's manager, PSP Managers I LLC, for administrative support services it rendered during 2013.

In August 2009, the Company agreed to convert a portion of the investment banking fee it was due to receive, pertaining to the Canton, Georgia-Brown Industrial Parkway joint venture between Giltz & Associates and Harbert Management Corporation, to a share of the equity owned by Glitz & Associates in the venture. In November 2013, the property was deeded back to the bank in lieu of foreclosure thereby eliminating all the equity value in the investment. Accordingly, this investment recorded in the amount of $24,180 was written off in 2013.

NOTE F – Profit sharing plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Employees may elect to contribute pre-tax a portion of their pay up to limits established by the IRS. The Company makes contributions to each employee's account for 3% of the employee's salary each pay cycle.

NOTE G – Lease commitments

The Company leases office space and equipment under non-cancelable operating leases that expire at various dates through March 2020. In October 2013, the Company amended and extended its lease agreement for office space in Cleveland, Ohio.

Future minimum lease payments under lease agreements as of December 31, 2013 are as follows:

2014	$ 448,216
2015	424,020
2016	414,641
2017	409,368
2018	409,368
Thereafter	511,710
	$ 2,617,323

The office space lease agreements provide for escalating rent payments at various times during the lease terms. Generally accepted accounting principles require that rent be recorded on a straight-line basis over the life of the lease. An aggregate difference of $69,859 at December 31, 2013 has been recorded on the statement of financial condition relating to the difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis.

NOTE H – Net capital requirements

As a member organization of the FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by the FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2013 was $48,769. At December 31, 2013, the Company's net capital was $506,903 and exceeded the minimum net capital requirement by $458,134. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 1.44 to 1.

Supplementary Information

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

Total members' equity from statement of financial condition	$ 1,800,785
Nonallowable assets:	
Accounts receivable	126,449
Investments, at cost	791,925
Property and equipment, net	138,055
Intangible assets, net	44,899
Interest receivable – related parties	55,558
Short-term receivable – related parties	20,000
Other assets	116,996
Total nonallowable assets	1,293,882
Net capital	506,903
Net capital requirement (6 2/3% of aggregate indebtedness)	48,769
Excess net capital	$ 458,134
Total aggregate indebtedness	$ 731,534
Percentage of aggregate indebtedness to net capital	144%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital differs from the corresponding computation prepared by the Company for inclusion on its Part II(A) FOCUS Report filing for the period October 1, 2013 through December 31, 2013. The differences relate to a decrease in members' equity and an increase of aggregate indebtedness due to changes in the Company's estimates of accrued expenses and accrued payroll. The differences resulted in the excess net capital recorded on the above calculation to be less than the amount recorded on the Part II FOCUS filing by $457,500.

These changes are in agreement with the amended Part II(A) FOCUS Report filing dated February 24, 2014.

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2013

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Report

SS&G
Certified Public Accountants and Advisers

Akron Office
301 Springside Drive
Akron, OH 44333
330-668-9696
fax: 330-668-2538
www.SSandG.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Western Reserve Partners LLC

In planning and performing our audit of the consolidated financial statements of Western Reserve Partners LLC and Subsidiary (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's consolidated financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS&G Inc

February 24, 2014

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2013

SS&G

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2013